Filed by: Sovereign Bancorp, Inc.
This communication is filed pursuant to Rule 425 under
the Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp Inc.
Commission File Number: 1-16581
Date: October 17, 2008

Q&A issued on October 13, 2008 to Sovereign’s senior leadership:
Q&A

1.	How did this acquisition occur? Why now?

We are constantly and proactively evaluating the operating environment. Given the unprecedented volatility and uncertainty in the current market environment a capital raise may have been probable. Current conditions are not good for a capital raise as it would have been highly dilutive to shareholders. The Board reviewed its options and felt that a stock acquisition by Santander at this time presented a better risk profile for Sovereign shareholders.

We considered our options and this transaction very carefully and believe that it provides stability and upside potential for Sovereign, its shareholders, customers, team members and other stakeholders. Since Sovereign shareholders will be receiving Santander stock in this transaction, they will have the opportunity to participate in the long-term value creation of the combined company.

Santander has a successful track record of completing acquisitions and growing companies. We are confident that under their ownership Sovereign will grow successfully in the U.S.

2.	What happens to the management team? Mr. Perrault?

While it is too early to speculate on the details of the integration plans, Santander has indicated that they will keep the Sovereign management team in place, including Mr. Perrault, who is scheduled to join the Company as CEO in January 2009.

Santander played a critical role in recruiting Mr. Perrault and looks forward to working with him and the entire management team to drive the business forward.

3.	When will the deal close?

We expect the transaction to close in the first quarter of 2009.

4.	Will there be layoffs as a result of this transaction?

This transaction is about growth, not cost cutting.

Santander has been a valuable partner of ours for three years. They know our business well and are now looking forward to growing in the United States.

In fact, over the long term, we believe that this combination will result in greater career opportunities for employees as we move forward and grow.

5.	Why is this transaction good for SOV investors?

We are constantly and proactively evaluating the operating environment. Given the unprecedented volatility and uncertainty in the current market environment a capital raise may have been probable. Current conditions are not good for a capital raise as it would have been highly dilutive to shareholders. The Board reviewed its options and felt that a stock acquisition by Santander at this time presented a better risk profile for Sovereign shareholders. We considered our options and this transaction very carefully and believe that it provides the stability and upside potential for Sovereign and its shareholders. Since Sovereign shareholders will be receiving Santander stock in this transaction, they will have the opportunity to participate in the long-term value creation of the combined company.

Santander has a successful track record of completing acquisitions and growing companies. We are confident that under their ownership Sovereign will grow successfully in the U.S.

6.	Was Sovereign forced into the agreement?

No. Santander is acquiring a bank that is on solid financial footing in one of the most desirable footprints in the nation. Sovereign is well capitalized under all regulatory measures, meaning the bank has sufficient cushion. Sovereign has $11.8 billion of unused borrowing capacity at the Federal Reserve at the Federal Home Loan Board.

Talking points issued on October 13, 2008 to Sovereign’s senior leadership:
Talking Points

Who is Santander
•	Santander, which is headquartered in Madrid, is one of the 10 leading banks in the world by market capitalization and number one in the euro zone

•	It is primarily a retail bank serving more than 80 million customers worldwide, earning 85% of its profit from that business

•	It has 13,000 branches worldwide — more than any other international bank

•	Santander has 132,000 employees worldwide

•	Its core earnings have increased for 15 straight quarters — or three-and-a-half years. It reported a 22 percent increase in first half profits this year

•	Santander invested in Sovereign in 2005 to expand its presence in the United States, and has been a significant partner of ours for three years with three members on the 12-person board

•	Santander adds a deep knowledge and understanding of the retail and commercial customers in Sovereign’s footprint, one of the healthiest and most stable regions of the country

•	A solid franchise that operates with the financial discipline necessary to grow even in challenging times. It has a track record of successful acquisitions and operations in more than 40 countries

•	More than 150 years of experience in banking

•	Santander carries out its business in three main geographical areas:
•	Continental Europe, where the main commercial units are the Santander and Banesto Networks in Spain, Santander Totta in Portugal and Santander Consumer Finance, which has consumer finance operations in 19 countries

•	United Kingdom, where Abbey has been named the country’s best bank

•	Latin America, where Santander is the regions’ biggest financial franchise and holds leading positions in Brazil, Mexico and Chile. It is also present in Argentina, Colombia, Uruguay, Peru and Puerto Rico
•	The Bank also has global Divisions in Wholesale Banking, Cards, Asset Management, Insurance and Private Banking

•	Santander is acquiring a bank that is on solid financial footing in one of the most desirable footprints in the nation. Sovereign is well capitalized under all regulatory measures, meaning the bank has sufficient cushion. Sovereign has $11.8 billion of unused borrowing capacity at the Federal Reserve at the Federal Home Loan Board.
What does this mean for customers
•	It’s business as usual at Sovereign

•	You will see the same great products and services you’re used to seeing

•	Sovereign customers will benefit from Santander’s global leadership and market strength

•	This transaction is about growth, not cost cutting

•	It is the largest bank in Europe

•	It focuses on the needs of their retail customers

•	Santander knows our business well and is looking forward to growing Sovereign

•	As always, we remain committed to being a customer-focused community bank. Through this partnership, we will have an even greater capacity to work more efficiently—giving us more time for you, our customers

•	We will be able to provide you with even better customer service, and with innovations that will help us give you more efficient, faster and more personal service

•	Santander’s experience with customers around the world will allow us to develop a wider range of more competitive products that best suit your needs

•	Santander is a dedicated investor in its local communities and around the world

Letter from Kirk Walters to all Sovereign Bank employees:
October 14, 2008
Dear Sovereign Team Member:
Last night, Sovereign reached a historic milestone when it agreed to be acquired by Banco Santander, which has been a significant partner for three years. The combination offers us an opportunity to build a stronger company for our team members, our customers and our shareholders.
We will have the ability to tap into Santander’s global leadership and market strength. Consider these facts about Santander:
•	Primarily a retail and commercial bank with 80 million customers, earning 85% of its profit from those businesses

•	13,000 branches, more than any other international bank in the world

•	One of the world’s top ten leading banks by market capitalization and Number 1 in the euro zone

•	Santander reported first half profit in 2008 of 4.7 billion euros ($7.2 billion), an increase of 22% from a year earlier

•	Its core earnings have increased for 15 straight quarters

•	Santander invested in Sovereign in 2005 to expand its presence in the United States and has been a significant partner of ours for three years, with three members on Sovereign Bancorp’s 12-person Board of Directors. It has added insight and expertise to our technologies and strategies related to our retail offerings

•	A solid franchise that operates with the financial discipline necessary to grow even in challenging times. It has a track record of successful acquisitions and operations in more than 40 countries

•	More than 150 years of experience in banking
Santander is acquiring a bank that is on solid financial footing in one of the most desirable footprints in the nation. Sovereign is well capitalized under all regulatory measures, meaning the bank has sufficient cushion. Sovereign has $11.8 billion of unused borrowing capacity at the Federal Reserve at the Federal Home Loan Board.
Santander has indicated that it intends to keep the Sovereign management team in place, including Paul Perrault, who is scheduled to join the Company as CEO in January 2009. Santander played a critical role in recruiting Mr. Perrault and we all look forward to working with him to drive the business forward.
We expect this transaction to close in the first quarter of 2009, following receipt of shareholder and customary regulatory approvals. Until that time, however, Sovereign and Santander remain separate companies, and it will be business as usual. All of us should continue to provide our customers with the excellent service they have come to expect from Sovereign.
We recognize that you will have questions about this announcement. We will make every effort to keep you up to date on developments and progress throughout this process. If you have any questions, please email ccnews@sovereignbank.com or speak with your manager.
Since I joined Sovereign I have been extremely impressed by this team’s focus and resolve, especially in such challenging times. With today’s announcement, we start a new chapter in Sovereign’s history.
Sincerely,

Kirk Walters
Interim President and CEO
Sovereign Bancorp

Joint press release issued on October 13, 2008:
BANCO SANTANDER, S.A. TO ACQUIRE SOVEREIGN BANCORP
Banco Santander to Acquire 75.65% of Sovereign Bancorp it Does Not Currently Own for
Approximately US$1.9 billion (€1.4 billion)
Madrid and Philadelphia — October 13, 2008 — Banco Santander, S.A. (NYSE: STD) and Sovereign Bancorp Inc., (“Sovereign”) (NYSE: SOV), parent company of Sovereign Bank (“Bank”), announced today that Banco Santander will acquire Sovereign in a stock-for-stock transaction. Santander currently owns 24.35% of Sovereign’s ordinary outstanding shares. The Capital and Finance Committee composed of independent directors of Sovereign requested that Santander consider acquiring the 75.65% of the Company it did not currently own. The Capital and Finance Committee evaluated the transaction and recommended the transaction to the full Board.
Under the terms of the definitive transaction agreement, which was approved by the Executive Committee of Santander and unanimously approved by the non-Santander directors of Sovereign, Sovereign shareholders will receive 0.2924 Banco Santander American Depository Shares (ADSs) for every 1 share of Sovereign common stock they own (or 1 Banco Santander ADS for 3.42 Sovereign shares). Based on the closing stock price for Santander ADSs on Friday, October 10, 2008, the transaction has an aggregate value of approximately US$1.9 billion (€1.4 billion), or US$3.81 per share. The transaction meets Santander’s criteria for acquisitions, both strategically, by significantly enhancing the geographical diversification of the Group, and financially, with a projected net profit for Sovereign of $750 million in 2011.
Juan R. Inciarte, Executive Board Member of Banco Santander, stated, “This acquisition represents an excellent opportunity for Santander and for Sovereign. We know Sovereign very well. It is a strong commercial banking franchise in one of the most prosperous and productive regions of the United States, with high growth potential, which will further diversify Banco Santander’s geographical reach. We look forward to working closely with Sovereign’s senior management and welcoming the entire Sovereign team to Santander.”
Ralph Whitworth, Chairman of the Capital and Finance Committee of Sovereign’s Board of Directors, said, “Given the unprecedented uncertainty in the current market environment and the challenges facing Sovereign, we believe this is the right transaction at the right time for Sovereign. We considered our options and this transaction very carefully and believe that it provides stability and upside potential for Sovereign, its shareholders, customers, employees and other stakeholders. We know Santander well and look forward to working with them to close this transaction.”
The transaction is subject to customary closing conditions, including necessary bank regulatory approvals in the U.S. and Spain and approval by both companies’ shareholders. Relational Investors, LLC has agreed to vote its 8.9% of Sovereign shares in favor of the transaction. In addition, all of the non-Santander directors have agreed to vote their shares in favor of the transaction. Banco Santander will call an Extraordinary General Meeting of the Bank’s shareholders to approve a capital increase and issuance of approximately 147 million new shares, or approximately 2% of Banco Santander’s capital. The transaction is expected to close in the first quarter of 2009.

About Banco Santander
Banco Santander, S.A. (SAN.MC, NYSE: STD) is the largest bank in the euro zone by market capitalization and was fifth in the world by profit in 2007. Santander engages primarily in commercial banking with complementary activities in global wholesale banking, cards, asset management and insurance. Founded in 1857, Santander had as of June, 2008, EUR 918,332 million in assets and EUR 1,050,928 million in managed funds, more than 80 million customers, 13,000 branches and a presence in some 40 countries. It is the largest financial group in Spain and Latin America. Through its Abbey subsidiary, Santander is the sixth largest bank in the United Kingdom, and is the third largest banking group in Portugal. Through Santander Consumer Finance, it also operates a leading franchise in 20 countries, with its principal focus in Europe (Germany, Italy and Spain, among others) and the U.S. In the first half of 2008, Santander registered €4,730 million in net attributable profit, an increase of 22% from the previous year, excluding capital gains.
For more information, see www.santander.com.
About Sovereign
Sovereign Bancorp, Inc., (NYSE: SOV), is the parent company of Sovereign Bank, a financial institution with principal markets in the Northeastern United States. Sovereign Bank has 750 community banking offices, over 2,300 ATMs and approximately 12,000 team members. Sovereign offers a broad array of financial services and products including retail banking, business and corporate banking, cash management, capital markets, wealth management and insurance. For more information on Sovereign Bank, call 1-877-SOV-BANK.
CONTACTS:
For Santander
Financial Contacts
Angel Santodomingo
Office: +34 91 289 0921
asantodomingo@gruposantander.com
Media Contacts
Peter Greiff
Office: +34 91 289 5207
pgreiff@gruposantander.com
For Sovereign

Financial Contacts
Kirk Walters	Stacey Weikel
Office: 617-346-7346	Office: 610-320-8428
kwalter1@sovereignbank.com	sweikel@sovereignbank.com

Media Contacts
Andrew Gully	Ellen Molle
Office: 617-757-5513	Office: 617-757-5573
agully@sovereignbank.com	emolle@sovereignbank.com

For Both Santander and Sovereign
Joele Frank / Steve Frankel / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the conditions in the transaction agreement, Santander’s ability to successfully combine the businesses of Santander and Sovereign and to realize expected synergies from the combination, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ and ‘Operating and Financial Review and Prospects’ in Santander’s annual report on Form 20-F for the year ended December 31, 2007, as filed with the US Securities and Exchange Commission (the “SEC”). Neither Santander nor Sovereign undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.
Additional Information About This Transaction
In connection with the proposed transaction, Santander will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Sovereign that also constitutes a prospectus of Santander. Sovereign will mail the proxy statement/prospectus to its stockholders. Sovereign will urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).
Proxy Solicitation
Santander, Sovereign and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Santander’s executive officers and directors in its annual report on Form 20-F filed with the SEC on June 27, 2008. You can find information about Sovereign’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents as described above.

Letter from Kirk Walters to Sovereign’s senior leadership:
To Senior Leaders,
I want to thank all of you who joined me on the call Tuesday morning. As I mentioned, Santander’s acquisition of Sovereign is a terrific opportunity for the company and for all of us. Managing through these volatile times has been a challenge. Joining Santander will give us the strength and resources to grow and compete much more effectively. In the days ahead, please share our conversation with your teams and our customers. It’s critical they hear from all of us.
I also ask that you relay to me any feedback you get. It’s important for us to know what team members are saying and thinking. Please forward the feedback you receive to the Corporate Communications mailbox at ccnews@sovereignbank.com. Corporate Communications will then provide a report to me. We will follow up with responses, where appropriate, to questions and concerns that you have shared.
Thanks again for your participation on the call on Tuesday and for all your hard work.
Kirk Walters